

August 13, 2015

Via E-mail
Jennifer Tsuneta
MVP REIT II, Inc.
12730 High Bluff Drive, #110
San Diego, California 92130

Re: **MVP REIT II, Inc.**
       Registration Statement on Form S-11
       Filed July 28, 2015
       File No. 333-205893

Dear Ms. Tsuneta:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 17, 2015 letter.

Prospectus Summary, page 9

1. We note your response to prior comment 10 and revised disclosure on page 81 that you do not intend to provide property management services for your real properties. We further note your references to property management services and your property manager on pages 12 and 14. Please revise the disclosure in the Prospectus Summary to clarify that you do not intend to provide property management services for your real properties, consistent with your disclosure on pages 81-82.

Estimated Use of Proceeds, page 58

2. We note your footnote (6). Please revise your filing to disclose your basis for assuming Acquisitions Expenses will be 0.75% of the purchase price, consistent with your letter to us dated July 27, 2015.

Directors and Executive Officers, page 64

3. For each director and director nominee, please revise to discuss the specific experience, qualification, attributes and skills that led to the conclusion that they should serve as director. Refer to Item 401(e) of Regulation S-K.

Investment Criteria, page 88

4. We note your disclosure on page 10 that your advisor will have substantial discretion with respect to the selection of specific properties and that your board of directors has delegated to your advisor the authority to make certain decisions regarding your investments. We also note your disclosure on page 88 that "any investment in real property . . . will require the prior approval of the board of directors." Please revise to clarify whether your advisor has the delegated authority to make investments within your investment guidelines and borrowing policies, or whether each investment opportunity will be subject to the approval of the board of directors.

Leasing, page 90

5. We note your disclosure on page 90 that you expect to net lease your parking facilities and that the lessee will be responsible for "paying most operating expenses." Please revise to clarify the extent to which the lessee will be responsible for maintenance, insurance, and taxes on the parking facilities. Please also expand upon your disclosure to discuss the typical length of leases for parking facilities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bill Demarest, Staff Accountant, at (202) 551-3432 or Jennifer Monick, Senior Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Staff Attorney

cc: Rosemarie Thurston, Esq. (via E-mail)